Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended June 30, 2016 under IFRS

Gross Revenues grew 11% YoY

IT Services Segment Revenue in US Dollar terms grew by 2.6% sequentially

Bangalore, India and East Brunswick, New Jersey, USA – July 19, 2016 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its first quarter ended June 30, 2016.

Highlights of the Results for the Quarter ended June 30, 2016:

•	Gross Revenues were ₹136.0 billion ($2.0 billion1), an increase of 11% YoY.

•	Net Income[2] was ₹20.5 billion ($304 million1), a decrease of 6% YoY.

•	IT Services Segment Revenue was $1,930.8 million, a sequential increase of 2.6% and YoY increase of 7.6%

•	Non-GAAP constant currency IT Services Segment Revenue in dollar terms grew 2.0% sequentially and grew 9.5% YoY

•	IT Services Segment Revenue in Rupee terms was ₹131.1 billion ($1.9 billion1), an increase of 13% YoY.

•	IT Services Segment Profits[3] was ₹23.3 billion ($345 million1), a decrease of 3% YoY.

•	IT Services Margins[4] was 17.8% for the quarter, as compared to 19.7% for the quarter ended March 31, 2016.

Performance for the quarter ended June 30, 2016

Abidali Z. Neemuchwala, Chief Executive Officer and Member of the Board, said, “We have delivered Revenues in line with our guidance. Our early investments in areas such as our Digital practice and cognitive intelligence, notably Wipro HOLMES is positioning as the partner of choice for customers in the CHANGE side of their business. We expect the trajectory of growth to build gradually over the course of the year as we drive execution on our strategic themes and make progress towards achieving a sustainable growth trajectory”

Jatin Dalal, Chief Financial Officer, said – “IT Services margins reflect the investments in rewarding our employees as well as the impact of consolidation of our acquisitions for the full quarter. We continue to expand the reach of our automation programs to harness efficiency gains.”

Outlook for the Quarter ending September 30, 2016

We expect Revenues from our IT Services business to be in the range of $ 1,931 million to $ 1,950 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.46, Euro/USD at 1.13, AUD/USD at 0.74, USD/INR at 67.12 and USD/CAD at 1.29

IT Services

1.	For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on June 30, 2016, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= ₹67.51. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2016 was US$1= ₹67.89
2.	Net Income refers to ‘Profit for the period attributable to equity holders of the Company’
3.	Segment Profit refers to segment results. Effective April 1, 2016, the segment results is measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same.
4.	Margins have been computed based on the change as listed in 3. above

The IT Services segment had a headcount of 173,863 as of June 30, 2016.

Wipro continued its momentum in winning Large Deals globally as described below:

A US-based Fortune 500 organization, specializing in food processing solutions, has awarded an IT infrastructure transformation and managed services contract to Wipro. The company will set up an IT service desk, and enable data center infrastructure consolidation, operations management, end user services and enterprise security management as part of the project. The engagement will enable the client to improve the agility of its IT organisation and drive efficiencies by standardizing global processes, improving asset utilization and accelerating innovation in IT.

Wipro was awarded an IT infrastructure services deal by a Europe-based global dairy co-operative. The project, which leverages Wipro’s LiVE Workspace solution, will provide End User Computing, Helpdesk and Security services for nearly 17,000 of the company’s users in over 30 countries. Wipro will enable the customer’s digital workspace journey, drive greater automation and compliance, and enhance user experience by providing secure, anywhere, anytime access to applications on devices of their choice.

A top 5 Australian bank has awarded a four-year application maintenance and support contract to Wipro. The company has been working with the bank to modernize their core banking platform and the new engagement will strengthen Wipro’s existing relationship with the customer.

Wipro has won a multi-year BPaaS engagement with a leading diversified financial services firm in the US for providing end-to-end mortgage origination services including platform and operations. The deal further strengthens Wipro’s leadership position in mortgage platform, process, operations and Quality Control solutions.

Wipro has won a multi-year engagement with a large US-based pharmaceutical company to design and implement customized end-to-end procure-to-pay services by reimagining their customers’ digital purchasing experience. Wipro will deploy Robotic Process Automation to reduce manual intervention, enable BOT assisted self-help functionalities for a superior user experience and leverage Wipro Holmes Artificial Intelligence PlatformTM to improve processes and facilitate rapid business-critical decision making.

Digital highlights

Wipro has been chosen by a large media company to transform its multi-channel experience. The program will improve the user experience for the company’s customers across set top boxes, web and mobile properties and enable new revenue opportunities for the media company.

Wipro has won an engagement with a leading global payments technology company to set-up an innovation lab which will develop new product-service experiences in global payments. Wipro will partner with the client’s innovation team to build a collaborative and scalable model for the lab. Once ready, the lab will draw on Wipro’s digital, design, data science and technology expertise.

A global pharmaceutical company has hired Wipro and Designit to establish a Digital Innovation Lab. This lab will identify opportunities in patient-centric digital health innovation and support the development of new product-service experiences.

Designit has been selected by a leading German car manufacturer to define their future retail concept. The project will focus on implementation and re-designing the digital customer journey and brand experience at select touch points.

We have had more than 10 cloud wins this quarter and a few of the notable ones are as follows:

A leading Australian broadband provider has selected Wipro to transform its customer service processes using a leading SaaS based solution. The company is in the process of transforming its service operations in line with its growth plans.

A North American commercial bank has selected Wipro to implement its loan origination processes using a leading SaaS solution. The solution will enable the bank to track a loan through its entire life cycle while ensuring regulatory compliance, reducing risk, increasing transparency and efficiency, and creating new revenue opportunities.

As part of a large complex IT Transformation program for a leading African Bank, Wipro has been chosen to deploy a cloud-based Human Capital Management solution.

Wipro has been chosen by a global healthcare major to create a single global Source-to-Pay platform to enable improved collaboration with its supplier community and an enhanced user experience. The solution is based on a SaaS based platform.

Wipro has been selected to develop a Collaborative Care platform by a global pharma company to enable patient segmentation, higher engagement & retention rates and optimize healthcare costs.

Delivery Excellence

Wipro has successfully completed a complex transformation program involving the Utilities stack from a leading enterprise software provider at NRGi Denmark. This helps NRGi realize its vision to provide Digital Utility as a Service for superior customer experience, readily deployable Customer Care and Billing (CC&B) & Meter Data Management (MDM) platforms implementation accelerators and digitization of customer communications.

Wipro developed a “Common Imaging Framework” for Olympus to optimize the time and effort spent on new product development activities. This led to 15-20% cost savings depending on the complexity of the new product and an overall reduction of 20% in R&D expenses for the client.

Wipro helped a leading telecom services provider in Asia to improve the performance of their Distribution Management System to meet the surge in demand for recharge vouchers. This enabled the client to increase revenue with reduced churn rate.

The transformation of POS systems across 1900 stores for a leading US Oil and Lubes client has yielded higher instore customer experience and potential revenue growth. Wipro has successfully brought a 15% reduction in the run costs by transitioning the ERP/POS system to cloud.

Awards and accolades

Wipro received the Citi Lean Partner award for 2015, in recognition of its high levels of service and performance. The Lean Partner Award recognizes a supplier that has supported Citi in the execution of its re-engineering objectives and supported its effort to drive client-centric process redesign throughout the company – improving the way Citi operates. The award also recognizes the supplier who has most embodied the spirit of Lean, a continuous improvement program with tangible and measurable benefits as it relates to purpose (rapid and consistent turnaround time for services delivered), quality, efficiency, controls and overall customer experience.

Wipro was recognized with the Best Global Healthcare and Life Sciences IT Consultancy & Outsourcing Company Award 2016 at Global Health and Pharma’s 2016 International Life Sciences Awards. The company was also awarded the Product Innovation Award for the Wipro 360 Digital Patient Centricity Suite.

Wipro is positioned as a “Leader” in Everest Group’s 2016 PEAK Matrix™ for Independent Testing Services for the second consecutive year. Everest Group has lauded Wipro for its comprehensive portfolio in Testing Services (consulting, applications and infrastructure) across verticals, technologies and geographies and called out proprietary solutions like Wipro Intelligent Quality tools, Digital Assurance Platform, QA analytics and Managed QA framework.

Wipro is positioned as a “Leader and Star Performer” in Everest Group’s 2016 PEAK Matrix™ for Workplace Services. Everest Group has commended Wipro on key offerings and tools including Wipro Holmes Artificial Intelligence PlatformTM, LiVE Workspace and Virtuadesk and Wipro’s strong deal traction in Europe cutting across multiple industries.

Wipro is recognized as a “Star Performer and Leader” in the Everest Group Banking BPO PEAK Matrix. Everest Group says that Wipro capitalizes on its wide bouquet of technology capabilities, including its Wipro Holmes Artificial Intelligence PlatformTM to deliver strong growth rate and remarkable market success.

Wipro featured in the “Winner’s Circle” by HfS Research in its 2016 Blueprint report on Telecom Operations As-a-Service. The report acknowledges Wipro’s progress towards As-a-Service with design thinking, intelligent automation, data analytics and collaborative pricing models.

Acquisitions

Previously, Wipro had announced, on December 23, 2015, the signing of a definitive agreement to acquire Viteos Group. However, due to inordinate delays in completion of closing conditions that exceeded the target closing date and expiration date under the terms of the agreement, both parties have decided not to proceed ahead with the acquisition.

Changes to the Board of Directors

Dr Jagdish N Sheth retires from the Board with effect from July 18, 2016 on completion of his term. The Board places on record its sincere appreciation for the valuable contributions made by Dr Jagdish N Sheth as Board member and as a member of the Strategy Committee.

Mr Vyomesh Joshi, Director resigns from the Board with effect from close of business hours of July 19, 2016, due to his other commitments. The Board places on record its sincere appreciation for the valuable contributions made by Mr Vyomesh Joshi as Board member and as a member of the Strategy Committee.

Auditor Announcement

As per the provisions of Section 139 of the Companies Act, 2013 and the Rules thereunder, Audit Committee has proposed and the Board of Directors of the Company have recommended the appointment of Deloitte Haskins & Sells LLP as statutory auditors of the Company for a term of five years, subject to the approval of shareholders of the Company, for the audit of financial statements, with effect from the Financial Year 2017-18.

About Deloitte Haskins & Sells LLP : Deloitte Haskins & Sells was constituted on October 11, 1997. On November 20, 2013, Deloitte Haskins & Sells was converted to Deloitte Haskins & Sells LLP (the “Firm”) which is incorporated under the Limited Liability Partnership Act 2008. The Firm is registered with the Institute of Chartered Accountants of India (Registration No. 117366W/W-100018). The Firm has 136 Partners as on April 1, 2016.

IT Products

•	Revenue for the quarter ended June 30, 2016 was ₹5.9 billion ($88 million1).

Please refer the table on page 8 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 8 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period.    We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended June 30, 2016, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. US Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at this link- http://services.choruscall.eu/links/wipro160719.html An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro Limited (NYSE: WIT) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360-degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 170,000, serving clients across 6 continents. For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Pavan N Rao	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91- 4672 6450
pavan.rao@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of June 30,
	2016	2016	2016
			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
ASSETS
Goodwill	101,991	103,491	1,533
Intangible assets	15,841	15,354	227
Property, plant and equipment	64,952	66,110	979
Derivative assets	260	212	3
Investments	4,907	4,985	74
Non-current tax assets	11,751	11,938	177
Deferred tax assets	4,286	4,125	61
Other non-current assets	15,828	16,166	239

Total non-current assets	219,816	222,381	3,293

Inventories	5,390	6,454	96
Trade receivables	100,976	102,072	1,512
Other current assets	32,894	34,607	513
Unbilled revenues	48,273	52,251	774
Investments	204,244	197,671	2,928
Current tax assets	7,812	8,292	123
Derivative assets	5,549	4,947	73
Cash and cash equivalents	99,049	124,435	1,843

Total current assets	504,187	530,729	7,862

TOTAL ASSETS	724,003	753,110	11,155

EQUITY
Share capital	4,941	4,941	73
Share premium	14,642	14,642	217
Retained earnings	425,106	445,732	6,601
Share based payment reserve	2,229	2,557	38
Other components of equity	18,242	21,436	318

Equity attributable to the equity holders of the Company	465,160	489,308	7,247
Non-controlling interest	2,224	2,318	34

Total equity	467,384	491,626	7,281

LIABILITIES
Long - term loans and borrowings	17,361	17,225	255
Deferred tax liabilities	5,108	4,869	72
Derivative liabilities	119	123	2
Non-current tax liabilities	8,231	7,842	116
Other non-current liabilities	7,225	7,032	104
Provisions	14	18	—

Total non-current liabilities	38,058	37,109	549

Loans, borrowings and bank overdrafts	107,860	111,441	1,651
Trade payables and accrued expenses	68,187	70,997	1,052
Unearned revenues	18,076	15,436	229
Current tax liabilities	7,015	9,932	147
Derivative liabilities	2,340	1,331	20
Other current liabilities	13,821	14,056	208
Provisions	1,262	1,182	18

Total current liabilities	218,561	224,375	3,325

TOTAL LIABILITIES	256,619	261,484	3,874

TOTAL EQUITY AND LIABILITIES	724,003	753,110	11,155

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended June 30,
	2015	2016	2016
			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1
Gross revenues	122,376	135,992	2,014
Cost of revenues	(84,787)	(96,389)	(1,428)
Gross profit	37,589	39,603	586

Selling and marketing expenses	(8,044)	(10,141)	(150)
General and administrative expenses	(6,893)	(7,599)	(113)
Foreign exchange gains/(losses), net	1,330	984	15

Results from operating activities	23,982	22,847	338

Finance expenses	(1,286)	(1,336)	(20)
Finance and other income	5,335	5,200	77
Profit before tax	28,031	26,711	395
Income tax expense	(5,958)	(6,122)	(91)

Profit for the period	22,073	20,589	304

Attributable to:
Equity holders of the company	21,917	20,518	303
Non-controlling interest	156	71	1

Profit for the period	22,073	20,589	304

Earnings per equity share:
Attributable to equity share holders of the company
Basic	8.92	8.35	0.12
Diluted	8.91	8.33	0.12

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,455,804,709	2,457,363,886	2,457,363,886
Diluted	2,460,584,039	2,463,397,368	2,463,397,368
Additional Information
Segment Revenue
IT Services Business Units
BFSI	31,020	33,630	498
HLS	12,988	19,931	295
CBU	18,700	20,725	307
ENU	17,577	17,356	257
MNT	26,963	29,538	438
COMM	8,525	9,912	147

IT SERVICES TOTAL	115,773	131,092	1,942
IT PRODUCTS	8,174	5,930	88
RECONCILING ITEMS	(241)	(46)	(1)

TOTAL	123,706	136,976	2,029

Segment Result
IT Services Business Units
BFSI	6,947	6,994	103
HLS	2,754	2,856	42
RCTG	3,082	3,775	56
ENU	3,587	3,025	45
MFG	5,833	5,954	88
GMT	1,248	1,502	22
OTHERS		—	—
UNALLOCATED	530	(837)	(12)

TOTAL IT SERVICES	23,981	23,269	344
IT PRODUCTS	103	(368)	(5)
RECONCILING ITEMS	(102)	(54)	(1)

TOTAL	23,982	22,847	338

FINANCE EXPENSE	(1,286)	(1,336)	(20)
FINANCE AND OTHER INCOME	5,335	5,200	77

PROFIT BEFORE TAX	28,031	26,711	395
INCOME TAX EXPENSE	(5,958)	(6,122)	(91)

PROFIT FOR THE PERIOD	22,073	20,589	304

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.The revised industry verticals are as follows: Finance Solutions (BFSI), Healthcare, Lifesciences & Services (HLS), Consumer (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware products, software licenses and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended June 30, 2016
IT Services Revenue as per IFRS	$1,930.8	IT Services Revenue as per IFRS	$1,930.8
Effect of Foreign currency exchange movement	$(10.9)	Effect of Foreign currency exchange movement	$34.2

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$1,919.9	Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$1,965